Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

April 19, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719	Fax Nos.: 022-26598120/ 26598237

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is in reference to our intimation dated January 15, 2019 wherein we informed you about completion of USFDA audit and issuance of a Form 483 with 4 (four) observations at our Formulations Srikakulam Plant (SEZ) Unit I, Andhra Pradesh.

In this regard, we would like to inform you now that we have received a written communication from the US FDA that the aforesaid inspection has been classified as Voluntary Action Initiated (VAI).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)